Via Facsimile and U.S. Mail
Mail Stop 6010

May 17, 2007

Mr. Philip V. Bancroft
Chief Financial Officer
ACE Ltd.
17 Woodbourne Avenue
Hamilton HM 08
Bermuda

Re: ACE Ltd
Form 10-K for Fiscal Year Ended December 31, 2006
Filed on March 1, 2007
File No. 001-11778

Dear Mr. Bancroft:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Business, page 3

Analysis of Losses and Loss Expense Development, page 15

1.   We do not believe that including the loss experience of CODA, ACE Tempest Re and Tarquin in the ten year development table as if each of these companies had been wholly-owned subsidiaries from their inception is in compliance with Industry Guide 6 because doing so is not consistent with the way acquisitions are accounted for in your financial statements and therefore does not comply with generally accepted accounting principles. Please refer to the first sentence of Item 2.B. of Industry Guide 6. Please provide us a revised table that reflects any acquisition in the year it occurred in compliance with Industry Guide 6. To the

extent that the effects of acquisitions on your reserves are necessary to understand the table required by Item 2.B. (2), please provide the effect by way of separate tables or narrative disclosures.

2. Please reconcile in disclosure-type format the $13,509,000 presented in this table as Reinsurance recoverable on unpaid losses to the amount disclosed on the face of the Balance Sheets.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

Unpaid Losses and Loss Expenses, page 37

3. We acknowledge your discussion of the prior period development movements on pages 41 and 42, the disclosures in the results of operations section starting on page 56 and the information included in Note 10 to the consolidated financial statements. Your current disclosures appear to address more about which product lines were affected and the years the revisions related to but not the actual reasons for prior period reserve developments. Disclosures such as "development followed completion of reserve studies that reflected higher than anticipated actual loss experience compared with expectations from the previous reserve studies" and "development was due to lower than anticipated loss emergence during 2006" do not appear to be sufficiently informative. Please provide to us in disclosure-type format explanation of the actual reasons for the adverse and favorable prior period reserve developments, where material, similar to the explanation for the $182 million adverse development experienced in the short tail business related to property claims arising from 2005 catastrophes. Ensure your disclosure clarifies the timing of the change in estimate such as why recognition occurred in the periods that it did and why recognition in earlier periods was not required.

4. We did not understand from your current disclosures how management has adjusted each of the key assumptions used in calculating the current year reserves given their historical changes or given current trends observed. Please provide to us in disclosure-type format an explanation that clarifies by tail or by line of business how you adjusted the key assumptions used. This discussion should show the link between what has happened to the key assumptions in the past to what management is currently using as its key assumptions in light of the difference between the anticipated and actual loss emergences experienced. Explicitly identify and discuss key assumptions as of December 31, 2006 that are premised on future emergence that are inconsistent with historical loss reserve development patterns and explain why these assumptions are now appropriate given the inconsistency identified.

5. We note that you did not disclose the name of the external actuarial firm discussed on pages 44 and 68. This reference to an external review suggests that

you are placing reliance on this firm, which the staff believes requires the firm be named in a '34 Act filing, even if the actuarial firm does not provide a consent. Please advise.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant